                                                             OMB APPROVAL
                                                          OMB No. 3235-0145
                                                      Expires September 30, 1988





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                      P.A.M. Transportation Services, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                          $.01 par value Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   693149106
             ------------------------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    (Continued on the following page(s))


                              Page 1 of 5 Pages
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
                                                                13G
 CUSIP No.    693149106                                                                              Page 2 of 5 Pages
           ---------------


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                     Robert W. Weaver
                     ###-##-####

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [ ]
                                                                                                                     (b) [ ]
     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION


                     United States


                           5        SOLE VOTING POWER

      NUMBER OF
                                            612,428
       SHARES
                           6        SHARED VOTING POWER
    BENEFICIALLY

      OWNED BY                              -0-

        EACH

      REPORTING            7        SOLE DISPOSITIVE POWER

       PERSON
                                            612,428
        WITH

                           8        SHARED DISPOSITIVE POWER

                                            -0-

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     612,428

     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     12.2%

     12      TYPE OF REPORTING PERSON*


                     IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).    Name of Issuer.

              P.A.M. Transportation Services, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices.

              Highway 412 West, P.O. Box 188, Tontitown, Arkansas 72770

Item 2(a).    Name of Person Filing.

              Robert W. Weaver

Item 2(b).    Address of Principal Business Office or, if none, Residence.

              Highway 412 West, P.O. Box 188, Tontitown, Arkansas 72770

Item 2(c).    Citizenship.

              United States

Item 2(d).    Title of Class of Securities.

              $.01 par value Common Stock

Item 2(e).    CUSIP Number.

              693149106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not Applicable

Item 4(a).    Amount Beneficially Owned as of December 31, 1995.

              612,428 shares of Common Stock, including 25,000 shares subject to presently exercisable stock options.

Item 4(b).    Percent of Class.

              12.2%

Item 4(c). Number of Shares as to Which Such Person has Sole or Shared Voting and Dispositive Power.

              Mr. Weaver has both sole voting power and sole dispositive power with respect to all 612,428 shares of Common Stock which he beneficially owns.





                              Page 3 of 5 Pages
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Item 5.       Ownership of Five Percent or Less of a Class.

              Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable

Item 9.       Notice of Dissolution of Group.

              Not Applicable

Item 10.      Certification.

              Not Applicable





                              Page 4 of 5 Pages
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                                  SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     April 8, 1996                    /s/ Robert W. Weaver
     ---------------------                 --------------------------------
                                           Robert W. Weaver





                              Page 5 of 5 Pages